GameSquare Esports Reports Strong Sequential Revenue Growth in Q3 2021 and Accelerated
Sales Activity in Q4 2021

Integration of Strategic Acquisitions Accelerating Revenue Growth in H2 2021

November 1, 2021, Toronto, Ontario - GameSquare Esports Inc. (CSE: GSQ; FRA: 29Q1) ("GameSquare", "GameSquare Esports" or the "Company"), an international gaming and esports company, today announced its results for the third quarter ended August 31, 2021 (all amounts in CDN dollars, unless otherwise indicated). The Company has scheduled a conference call to discuss its Q3 FY2021 financial results and provide a business update on November 1, 2021, at 5:00pm ET (2:00pm PT). A complete set of Financial Statements and Management's Discussion & Analysis for the three and nine-months ended August 31, 2021 are accessible on SEDAR at www.sedar.com under GameSquare's profile.

Q3 FY2021 Highlights

  GameSquare reported revenue of $2,464,906 which included a full quarter of Code Red and GCN as well as two months contribution by Complexity Gaming, and one month contribution from Cut+Sew;

  For the three months ended August 31, 2021, the Company's Teams segment generated revenue of $254,066 in North America. The Company's "Teams" segment represents its esports teams which generate revenue through sponsorship, prizes, and player related revenue;

  The Company's Agency services segment generated revenue of $2,210,840 (Europe $1,438,472 and North America $772,368). The Company's Agency services segment represents its esports agencies which generate revenue through: talent management, influencer promotional fees and consulting;

  The Teams segment generated gross profit of $96,845, while the Agency services segment generated gross profit of $590,192;

  Ended the quarter with $13,079,212 of cash and working capital of $12,365,615;

  Acquired 100% of NextGen Tech, LLC. (dba. as Complexity Gaming) ("Complexity"), a leading esports organization and one of only four esports organizations to have an exclusive partnership with Twitch;

  Closed a private placement for US$7.0 million, which was subscribed to and filled by the Jerry Jones family and Goff Capital, the former majority shareholders of Complexity;

  Closed a bought deal financing of $8.5 million led by Canaccord Genuity, Eight Capital, Haywood Securities and Echelon Wealth Partners;

  Completed the acquisition of Swingman LLC (dba. Cut+Sew and Zoned) ("Cut+Sew/Zoned"), a digital lifestyle marketing agency;

  Appointed Paradigm Sports to GameSquare's advisory board.

Subsequent Events to Quarter End

  TimTheTatman, one of gaming and esports' biggest personalities, joined Complexity Gaming;

  GCN teamed up with Kraft Heinz brand Bagel Bites to launch the "Unexpected Combinations" relay race;

  GCN partnered with Roc Nation Sports and Uplive to host Call of Duty Tournament with top sports stars;

  GameSquare submitted its application for an OTC QB listing. Management expects its common shares to commence trading on the OTC QB bulletin board in the United States in the very near term;

  The Company generated in excess of $3.5 million of revenue in Q4 as of October 28, 2021, in part as a result of progress in the integration of its acquisitions, the impact of signing TimTheTatman including merchandise sales, and sales initiatives undertaken following the appointment of Sean Horvath as Chief Revenue Officer for GameSquare.

Management Comments and Outlook

"We have made great progress over the last twelve months and Q3 has been truly transformational for GameSquare," said Justin Kenna, CEO of GameSquare. "We have been active in acquiring assets that enable us to execute on our strategic vision and we have now turned much of our attention to integrating the assets to accelerate revenue growth while keeping profitability top of mind in every decision that we make. The acquisition of Complexity Gaming and the addition of TimTheTatman positions GameSquare as a leading esports organization and we are just getting started. Our agency business was strengthened by the acquisition of Cut+Sew and the work that we have done to realize revenue synergies with GCN and Code Red is happening faster than we expected, as evidenced by the strength of our preliminary Q4 results. I would like to reiterate that early progress in Q4 gives us continued confidence that our illustrative revenue projections of $28 million for calendar 2022 is realistic and achievable."

"The progress that we made in Q3 has paved the path for the strong financial results that we are seeing across the business in Q4," added Justin. "We are building a leading esports organization. The strategic partnerships that we have announced and the acquisitions that we have closed are showing real progress and the inbounds that we have had from brands, talent, and potential M&A targets has been remarkable. While our focus through Q3 has been integration of the great companies that we own, we continue to look at great companies run by great people that fit within what we are building. We continue to consider acquisitions of high growth, EBITDA positive agencies with a focus on esports, sports and entertainment in order to strengthen our footprint in Europe and the US; however, we don't expect to complete additional transactions in 2021. We have built a great platform, with great people that are already doing great things. The trends in esports point to growing engagement by global brands and we believe that the GameSquare family of companies is at the intersection of culture, commerce, and investment."

Financial Review

GameSquare's revenues were $2,464,906 for the three months ended August 31, 2021, a 123% increase over Q2 FY2021, and $4,616,977 for the nine months ended August 31, 2021. The core business of Code Red showed strong sequential results as the influencer component of the business posted quarterly revenue of $1,312,685, an 84% sequential increase over the $714,808 reported in Q2 FY2021.

	Three months ended	Three months ended	Nine months ended	Nine months ended
($ Canadian)	August 31, 2021	August 31, 2020	August 31, 2021	August 31, 2020
Revenue	$2,464,906	$-	$4,616,977	-
Cost of sales	1,777,869	-	3,539,639	-
Gross profit	687,037	-	1,077,338	-
Expenses
Salaries, consulting and management fees	1,546,495	10,000	3,390,577	196,632
Player compensation	362,903	-	362,903	-
Professional fees	500,144	(19,846)	920,195	13,964
General office expenses	490,405	36	656,326	2,294
Selling and marketing expenses	798,381	-	1,099,170	-
Travel expenses	237,664	-	360,507	-
Shareholder communications and filing fees	41,672	-	163,571	10,000
Interest expense	156,880	4,267	158,369	10,040
Bad debt expense	(2,178)	-	55,973	-
Foreign exchange loss	11,644	-	6,904	-
Change in provision for reclamation deposit	-	-	(95,288)	-
Share-based compensation	1,676,185	-	2,434,495	-
Transaction costs	5,871,448	-	15,013,268	-
Amortization	1,985,082	-	2,833,223	-
Total expenses	13,676,725	(5,543)	27,360,193	232,930
Loss for the period before income taxes	(12,989,688)	5,543	(26,282,855)	(232,930)
Income tax (recovery)	(179,835)	-	(405,164)	-
Loss for the period	(12,809,853)	5,543	(25,877,691)	(232,930)
Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	743,012	-	522,348	-
Total comprehensive loss for the period	$(12,066,841)	$5,543	$(25,355,343)	$(232,930)

(Loss) profit for the period attributable to:
Owners of the parent	(12,841,601)	5,543	(25,915,195)	(232,930)
Non-controlling interest	31,748	-	37,504	-
	$(12,809,853)	$5,543	$(25,877,691)	$(232,930)
Basic and diluted net loss per share	$(0.07)	$0.00	$(0.22)	$(0.01)
Weighted average number of common shares outstanding - basic and diluted	191,051,221	20,000,000	117,061,379	20,000,000

Conference Call Details

CEO Justin Kenna and President and Chairman Kevin Wright are scheduled to host a conference call for the investment community to discuss the financial results for the three months ended August 31, 2021. Analysts and interested investors can join the call via the details below:

Date: Monday, November 1, 2021

Time: 5:00pm ET (2:00pm PT)

Webcast: http://services.choruscall.ca/links/gamesquare20211101.html

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd. ("Code Red"), an esports talent agency serving the UK, Reciprocity Corp. ("Reciprocity"), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity's gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, Inc. ("GCN"), a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

Contact

For further information, please contact:

Kevin Wright, President and Chairman

Phone: (647) 670-2500

Nikhil Thadani, Investor Relations

Email: IR@gamesquare.com
Phone: (416) 930-2949

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company's future financial performance, the Company's ability to integrate and monetize its core asset portfolio, to accelerate its business objectives of revenue growth and profitability, to capitalize on the accelerating growth of esports audiences, to be a leader in bridging the gap between global brands and esports audiences, and to continue to build a pipeline of strategic acquisition targets in esports and sports and entertainment more broadly; the business and operations of the Company; and the Company's ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties as well as factors discussed in the Company's Management's Discussion and Analysis for the period ended August 31, 2021, which is available on SEDAR at www.sedar.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange ("CSE") nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.